=====================================================================




            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549



                        FORM 11-K
                      ANNUAL REPORT


                Pursuant to Section 15 (d)

          of the Securities Exchange Act of 1934

           for the year ended December 31, 1995

AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN - PUERTO RICO
                 (Full title of the Plan)


            AMERICAN HOME PRODUCTS CORPORATION
(Name of Issuer of the securities held pursuant to the Plan)


                    Five Giralda Farms
                Madison, New Jersey  07940
         (Address of principal executive office)




=====================================================================

                               SIGNATURE
                               ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AMERICAN HOME PRODUCTS CORPORATION


                                        /S/ John R. Considine
                                   By:  --------------------------------
                                         John R. Considine
                                         Vice President - Finance


Date: June 27, 1996

                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMERICAN HOME PRODUCTS CORPORATION
                                    SAVINGS PLAN - PUERTO RICO


                                         /s/ Thomas M. Nee
                                    By:  ----------------------------
                                         Thomas M. Nee
                                         Chairman of the American Home
                                         Products Corporation Savings
                                         Plan Committee
Date:  June 27, 1996

            AMERICAN HOME PRODUCTS CORPORATION

                SAVINGS PLAN - PUERTO RICO

                   FINANCIAL STATEMENTS

            AS OF DECEMBER 31, 1995 and 1994

  TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

            AMERICAN HOME PRODUCTS CORPORATION
                SAVINGS PLAN - PUERTO RICO
                DECEMBER 31, 1995 and 1994

                          INDEX




                                                               PAGE
                                                              ------

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
  Equity as of December 31, 1995 and 1994                      7 - 8

Statement of Changes in Net Assets Applicable to
  Participants' Equity for the Year Ended
  December 31, 1995                                              9

Notes to Financial Statements as of
  December 31, 1995 and 1994                                  10 - 14

Supplemental Schedules:

    I.   Item 27a - Schedule of Assets Held for
             Investment Purposes as of
             December 31, 1995                                  15

II.   Item 27d - Schedule of Reportable Transactions
             for the Year Ended December 31, 1995               16

Consent of Independent Public Accountants

                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                        ----------------------------------------


To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan - Puerto Rico:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan
- - Puerto Rico as of December 31, 1995 and 1994, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1995. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1995 and 1994, and the changes in net assets applicable to participants' equity for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             ARTHUR ANDERSEN LLP
New York, New York
June 19, 1996


                       American Home Products Corporation Savings Plan - Puerto Rico
                        Statement of Net Assets Applicable to Participants' Equity
                                          As of December 31, 1995

                                                                                                  Receivable
                                                                                    Fidelity      from Cyanamid-
                                      Interest       AHPC Common   Fidelity         U.S. Equity   P.R. Employees'
                                      Income Fund    Stock Fund    Balanced Fund    Portfolio     Savings Plan      Total Funds
                                      -----------   -----------   -------------    -----------    --------------   ------------

Investments, at Market Value          $      -      $3,409,651    $1,508,578       $2,206,189     $    -            $7,124,418

Group Annuity and Other Investment
   Contracts, at market Value          2,316,309          -             -                -             -             2,316,309
Receivable from Cyanamid Puerto Rico
    Employees' Savings Plan, (Note 1)        -            -             -                -        11,432,598        11,432,598

Receivable from American Home
    Products Corporation                 133,387           406        38,141           26,975          -               198,909

Other Receivables/(Payables)             (21,499)      (85,683)         (127)         103,293          -                (4,016)
                                      -----------    ----------    ----------      -----------   -----------       -----------

Net Assets Applicable to
   Participants' Equity               $2,428,197     $3,324,374    $1,546,592      $2,336,457    $11,432,598       $21,068,218
                                      ==========     ==========    ==========      ==========    ===========      ============



The accompanying notes to financial statements are an integral part of this statement.

                       American Home Products Corporation Savings Plan - Puerto Rico
                        Statement of Net Assets Applicable to Participants' Equity
                                          As of December 31, 1994

                                                                                  Fidelity
                                         Interest        AHPC Common    Fidelity       U.S. Equity
                                         Income Fund     Stock Fund    Balanced Fund   Portfolio      Total Funds
                                         -----------     -----------   -------------   ------------   -----------

Investments, at Market Value             $   -           $1,478,139    $1,023,101      $1,227,842     $3,729,082

Group Annuity and Other Investment
Contracts, at Market Value               1,404,426            -             -              -          1,404,426

Receivable from American Home
 Products Corporation                       41,159           37,738        17,457          28,580        124,934

Other Receivables/(Payables)                    33          (15,884)           11              25        (15,815)
                                         ----------       -----------   -----------      ----------    -----------

Net Assets Applicable to
 Participants' Equity                    $1,445,618       $1,499,993    $1,040,569      $1,256,447     $5,242,627
                                         ==========       ===========   ===========     ===========    ===========






The accompanying notes to financial statements are an integral part of this statement.


                                American Home Products Corporation Savings Plan - Puerto Rico
                           Statement of Changes in Net Assets Applicable to Participants' Equity
                                           For the Year Ended December 31, 1995

                                                                                           Receivable
                                                                                             from
                                                                              Fidelity     Cyanamid PR
                                    Interest      AHPC Common  Fidelity       U.S. Equity  Employees'
                                    Income Fund   Stock Fund   Balanced Fund  Portfolio    Savings Plan   Total Funds
                                    -----------   -----------  -------------  -----------  -------------  ----------

Participant Contributions            $  769,426   $ 606,174      $423,483      $512,243     $    -        $2,311,326

Employer Contributions                  248,366     315,507       151,175       198,860          -           913,908

Dividends/Income on Investments            -         88,101        56,996        58,567          -           203,664
Interest on Group Annuity and
  Other Investment Contracts and
   Cash Equivalent                      107,962       1,089           219           204          -           109,474

Net Appreciation of Investments           -       1,024,232       117,925       475,813          -         1,617,970

Transfer in from Cyanamid Puerto Rico
   Employees' Savings Plan                -            -             -             -        11,432,598    11,432,598

Total Additions                       1,125,754   2,035,103       749,798     1,245,687     11,432,548    16,588,940
                                      ---------  ----------      --------     ---------     ----------    ----------
Deductions:

Distributions to Participants          (248,065)   (194,488)     (161,671)     (159,125)         -          (763,349)

Net Additions Prior to                ---------   ---------     ---------     ---------     ----------    ----------
    Interfund Transfers                 877,689   1,840,615       588,127     1,086,562     11,432,598    15,825,591

Transfers Between Other Funds           104,890     (16,234)      (82,104)       (6,552)         -              -

Net Deductions                          982,579   1,824,381       506,023     1,080,010     11,432,598    15,825,591

Net Assets Applicable to Participants'
    Equity - January 1, 1995          1,445,618   1,499,993     1,040,569     1,256,447          -         5,242,627
                                     ----------   ----------    ---------     ---------    -----------   -----------
Net Assets Applicable to Participants'
    Equity - December 31, 1995       $2,428,197  $3,324,374    $1,546,592    $2,336,457    $11,432,598   $21,068,218
                                     ==========  ==========    ==========    ==========    ===========   ===========

The accompanying notes to financial statements are an integral part of this statement.

            AMERICAN HOME PRODUCTS CORPORATION
                SAVINGS PLAN - PUERTO RICO
                NOTES TO FINANCIAL STATEMENTS
             AS OF DECEMBER 31, 1995 and 1994

NOTE 1 - PLAN DESCRIPTION
         ----------------
The following description of the American Home Products Corporation Savings Plan - Puerto Rico (the "Plan") only provides general information. Participants should refer to the Plan document for a more detailed and complete description of the Plan's provisions.

General
- -------
The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") on November 19, 1992 and became effective on January 1, 1993. Full or part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not a member of a recognized collective bargaining agreement (non-union) are eligible to participate in the Plan after attaining age 21 and completing one year of continuous service in which they have completed at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

Effective December 31, 1995, the non-union participants (transferred participants) of the Cyanamid Puerto Rico Employees' Savings Plan (the "ACY Plan") were included in the Plan. The assets attributable to these participants are reflected as a receivable from the ACY Plan at December 31, 1995. On January 9, 1996 the Plan received amounts due from the ACY Plan and invested them in the Interest Income Fund. Thereafter, the transferred participants could elect to transfer their account balance into the Plan's investment options, in accordance with the Plan's provisions. The transferred participants account balances became fully vested at the date of transfer. Future Company matching contributions will vest according to the Plan's provisions, unless the transferred participants completed three or more years of service, in which case all future contributions will be vested at the better of each plan's vesting schedule.

Contributions
- -------------
Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of the participants' compensation, as defined in the Plan. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. Under the Puerto Rico Internal Revenue Code of 1994 (the "Code"), salary deferral contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations. AHPC will contribute in cash to each participant's account an amount equal to 50% of the first 6% of the participant contributions to the Plan.

Vesting and Separation From Service
- -----------------------------------
Participants are fully vested at all times in amounts in salary deferral and after-tax contribution accounts. Participant are also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined by the Plan. If participants have less than five years of continuous service, such participants become vested in their matching contributions account according to the following vesting schedule:

                                 Vesting
Years of Continuous Service     Percentage
- --------------------------      ----------

   1 year completed                 0%
   2 years completed               25%
   3 years completed               50%
   4 years completed               75%


Regardless of the number of years of continuous service, participants shall be fully vested and receive funds attributable to their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

In the event participants' employment with AHPC is terminated prior to full vesting, they shall be entitled to receive the vested portion of their account balance. The non-vested portion of such account is forfeited and becomes available to AHPC to satisfy future Company matching contributions.

Withdrawals
- -----------
Participants are entitled to withdraw all or any portion of their account attributable to after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 591/2 or for financial hardship before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as defined in the Plan, and have no other funds readily available to meet that need. Participants are limited to one hardship and one non-hardship (e.g. after age 59 1/2 or from the participant's after-tax contribution account) withdrawal each year.

Upon termination of employment, participants are entitled to a lump sum distribution of their vested account balance. An election must be made to defer the distribution to a later date if the participants' account balance is greater than $3,500 and of the participants' less than 70 1/2 years of age.

At December 31, 1995 and 1994, approximately $163,964 and $88,403, respectively, of the net assets applicable to participants' equity represents the accumulated vested benefits of participants who have withdrawn from the plan but have not yet been paid.

Loans
- -----
Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrowers' vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 10 years. Participants may not borrow from the plan more than once every six months. Defaults on participants' loans during the year are treated as a taxable distribution of the outstanding balance. The interest rate charged will be one which provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

NOTE 2 -  ACCOUNTING POLICIES
          --------------------

Investment Valuation
- --------------------
AHPC's Common Stock Fund is recorded at the fair market value at December
31. Units of participation in the Fidelity Balanced Fund and the Fidelity U.S. Equity Portfolio are recorded at their published net asset value at December 31. The group annuity contract included in the Interest Income Fund is recorded at market value based upon information supplied by Banco Popular de Puerto Rico (the "Trustee").

Investment transactions are recorded on a trade date basis for transactions recorded by the Trustee. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation of investments in the accompanying financial statements.

The net change in the difference between cost and current market value of investments held, is reflected in net appreciation of investments in the statement of changes in net assets applicable to participants' equity.

Administrative Costs
- --------------------
All costs and expenses of administering the Plan are paid by AHPC.

Receivable from American Home Products Corporation
- --------------------------------------------------
The receivable from AHPC at December 31, 1995 and 1994 represents contributions withheld from employees but not remitted to the Trustee until 1996 and 1995, respectively.

Use of Estimates
- ----------------
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from these estimates.

NOTE 3 - INVESTMENTS
         -----------
Participants can elect to have amounts credited to their account invested in any of four investment funds. Elections could be made in multiples of 25%.
 Participants could transfer all, or part, of the value of their account invested in any of the investment funds to another fund in multiples of 25%. Beginning January 1, 1996, participants can make elections in multiples of 10%.

The four investment funds are:

AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for shares purchased at their direction under the Plan.

Interest Income Fund - consists of both a group annuity contract issued by a life insurance company, and a pooled separate account of guaranteed insurance contracts which pays a specified rate of interest for a fixed period of time and repays principal at maturity. The fund and its contract are not guaranteed by the Company or any other institution. However, the AHPC Savings Plan Committee (the "Committee") has established guidelines that provide that contracts be placed with companies rated AA or higher by Moody's and Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The overall annual return in the fund was approximately 5.8% for 1995 and 4.1% for 1994.

Fidelity Balanced Fund - consists of units invested in a mutual fund managed by Fidelity Management & Research Company which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the fund's assets in fixed income senior securities.

Fidelity U.S. Equity Portfolio - consists of units invested in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------
The Plan is administered by the AHPC Savings Plan Committee, which is appointed by the Board of Directors of AHPC. Banco Popular de Puerto Rico is the Plan's trustee. Towers, Perin, Forster & Crosby acts as recordkeeper of the participant accounts.

NOTE 5 - INCOME TAX STATUS
         -----------------
Puerto Rico
- ------------
The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination that covers all plan amendments through January 1, 1993. The Plan has been amended since receiving the determination letter in connection with the transfer of assets and liabilities relating to the ACY Plan. The Plan and the trust, as adopted, meet the requirements of the Act. The principal income tax consequences of participation in the Plan, under present law and proposed regulations, are discussed in the Plan agreement and the Plan prospectus.

U.S. Federal Income Tax Status
- ------------------------------
The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022
(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. Additional Federal income tax consequences are set forth in the Plan agreement.

NOTE 6 - PLAN TERMINATION
         ----------------
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in the employee contributions in their accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------
The fair value of individual investments that represent 5% or more of the Plan's total net assets at December 31 are as follows:

                                                1995          1994
                                            -----------    -----------
American Home Products Corp.
Common Stock, 34,771 and 23,556
 shares, respectively                      $3,409,651       $1,478,139

John Hancock Mutual Life
 Insurance
      GIC 5.80% Due 6/28/96                   788,705          745,468

American Express Trust Company
      Collective Funds - Income
      Fund I                                1,527,604          658,958

Fidelity Balanced Fund                      1,508,578        1,023,101

Fidelity U.S. Equity Portfolio              2,206,189        1,227,842

                                                                  SCHEDULE I

American Home Products Corporation Savings Plan - Puerto Rico
            Item 27a - Schedule of Assets Held
                 for Investment Purposes
                 as of December 31, 1995
       Employer Identification Number - 13-2526821
                    Plan Number - 060



                                                       Cost/
                                      Description of  Contract    Current
(a)(b)Identity of Issuer             (c) Investment  (d) Value   (e) Value
- -----------------------              ---------------  ---------  ----------
Common Stock:
- ------------
* American Home Products Corp.
    Common Stock,
    par value
    $.33 1/3 per share               34,771 Shares   $2,367,846   $3,409,651

Group Annuity and Investment Contracts:
- --------------------------------------

John Hancock Mutual Life Insurance
  GAC 5.80% Due 6/28/96                   -             788,705      788,705

American Express Trust Company        77,057 Units    1,460,233    1,527,604
  Collective Funds - Income
  Fund I                             -------------    ---------
                                      Subtotal        2,248,938    2,316,309
Mutual Funds:
- --------------
*Fidelity Balanced Fund              111,581 Units    1,462,206    1,508,578

*Fidelity U.S. Equity Portfolio      129,727 Units    1,738,900    2,206,189

* These assets are a related party interest.


The accompanying notes to financial statements are an integral part of this schedule.

                                                                                                          SCHEDULE II

                     American Home Products Corporation Savings Plan - Puerto Rico
                             Item 27d - Schedule of Reportable Transactions
                                  For the Year Ended December 31, 1995
                              Employer Identification Number - 13-2526821
                                           Plan Number - 060

                                                                                             (h) Current
                                                                    f) Expenses                 Value of
                                 (c)         (d)                     Incurred                  Assets on
(b) Identity of Party          Purchase     Selling    (e) Lease       with        (g) Cost   Transaction   (i) Net Gain
  and Description              Price        Price       Rentals     Transaction    of Asset       Date         (Loss)
- -----------------------        ---------    ---------   ---------   ------------   ---------  -------------  ------------
American Home Products Corp.
     Common Stock
     24 Purchases              $840,499     0           0           0              $840,499   $840,499       0

American Express Trust Company
Collective Funds - Income Fund I
     23 Purchases               771,370     0           0           0               771,370    771,370       0

Fidelity Balanced Fund
     20 Purchases               340,952     0           0           0               340,952    340,952       0

Fidelity U.S. Equity Portfolio
     21 Purchases               455,108     0           0           0               455,108    455,108       0



(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of the total plan net assets as of the beginning of the Plan year.


The accompanying notes to financial statements are an integral part of this schedule.

                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                     ----------------------------------------



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements No. 33-45324 and 33-57339 and Form S-8 Registration Statements No. 2-96127, 33-53733, 33-55449, 33-14458, 33-
45970, 33-50149, 33-24068, 33-41434 and 33-55456.



                                                  ARTHUR ANDERSEN LLP
New York, New York
June 27, 1996